Exhibit 99.1

Company Contact:	Media Contact

Gabi Seligsohn	United States
President and CEO	Judith Sylk-Siegel
Tel for US callers: +1-888-760-9522	Tel: +1-212-751-9266
Tel for outside US callers: +972-52-345-9522	E-mail: jsylksiegel@aol.com
E-mail: info@nova.co.il
http://www.nova.co.il	Israel
Ehud Helft / Kenny Green
GK Investor Relations
Tel: +972-3-607-4717
E-mail: Ehud@gkir.com / Kenny@gkir.com

NOVA MEASURING INSTRUMENTS ANNOUNCES AUCTION OF
RIGHT TO LICENSE OR ACQUIRE SOME OF ITS PATENTS

Pioneering Approach to Monetizing Intellectual Property Assets
Starts with Advanced Semiconductor Manufacturing Industry

Sunnyvale, CA/Rehovoth, Israel – September 6, 2006 – Nova Measuring Instruments, Ltd. (Nasdaq: NVMI), the market leader in integrated metrology and process control for the semiconductor industry, today announced that it has invited approximately 100 companies, including numerous Fortune 500 companies, to submit bids to license some of its patents. These patents have substantial value because the industry is on the threshold of widespread adoption of integrated metrology and the methods covered by the patents are critical for advanced manufacturing of semiconductors.

Nova is pioneering the use of an auction model to set a market price for patent licenses by offering to the highest bidder licenses for six of its patents pertaining to the use of a lithography tool with integrated metrology in semiconductor processing lines. Participants in the auction also have the option to bid for full ownership of the patents, which represent only a small portion of Nova’s extensive patent portfolio.

“We believe this auction will allow us to capitalize on favorable industry trends and unlock the true value of our intellectual property assets,” said Gabi Seligsohn, President and CEO of Nova. “We also believe this auction can help us avoid protracted and expensive litigation of potential infringements in the future by establishing the value of these assets and monetizing them through an efficient, market-driven process.”

The auction will provide a broad array of semiconductor-related companies with the opportunity to bid for rights to protect their internal uses of the relevant technology, improve their marketing position by covering the activities of their customers, or enhance the value of their existing patent portfolios. Potential bidders include leading edge integrated circuit manufacturers, semiconductor equipment manufacturers, metrology companies and technology companies that have broad intellectual property portfolios.

Nova has retained the law firm of Hoffman & Zur, specialists in commercializing patent rights, to develop its auction strategy and handle the process on behalf of the company. A full list of the companies that have been invited to participate in the auction is available on the Hoffman & Zur website at www.valuablepatents.com.

“We are convinced that this auction will attract substantial interest and serve as a model for the future,” said Eran Zur, a Hoffman & Zur partner. “By allowing the market rather than the courts to value patents, intellectual property worth many millions of dollars can be monetized in a more efficient, less contentious manner – clearly a benefit to the industry.”

The auction covers two groups of patents:

—	Integrated Metrology group – which consists of four patents that generally relate to a lithography track with an integrated optical measurement capability that can be used for various types of metrology applications including overlay registration, critical dimensions, and macro defect inspection.

—	Advanced Process Control group – which consists of two patents related to methods for photolithographic processing involving making a spectrophotometric measurement and using it to influence the processing time, focus or exposure of a processing tool.

Bids for the following will be accepted no later than January 15, 2007:

—	a license for a particular model of semiconductor processing equipment, including customer rights to use

—	a license for practice of the patents at a particular semiconductor fabrication facility or set of facilities

—	complete acquisition of the patents (or one of the two groups)

Nova may select one or more offers or refuse all bids. Successful bidders will be notified on or before February 15, 2007.

About Nova

Nova Measuring Instruments Ltd. develops, designs and produces integrated process control systems in the semiconductor manufacturing industry. Nova provides a broad range of integrated process control solutions that link between different semiconductor processes and process equipment. The Company’s website is www.nova.co.il.

This press release contains forward-looking statements within the meaning of safe harbor provisions of the Private Securities Litigation Reform Act of 1995 relating to future events or our future performance, such as statements regarding our ability to avoid protracted and expensive litigation in the future and the level of interest the auction may attract. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied in those forward-looking statements.  These risks and other factors include but are not limited to:  unforeseen conditions which could prevent the successful completion of the proposed auction or successful implementation of our strategy regarding our intellectual property assets , changes in customer demands for our products, changes in the semiconductor industry, new product offerings from our competitors, changes in or an inability to execute our business strategy, unanticipated manufacturing or supply problems, changes in tax requirements and changes in customer demand for our products.  We cannot guarantee future results, levels of activity, performance or achievements, including without limitation our ability to avoid or reduce potential infringement litigation in the future. The matters discussed in this press release also involve risks and uncertainties summarized under the heading “Risk Factors” in Nova’s Annual Report on Form 20-F for the year ended December 31, 2005 filed with the Securities and Exchange Commission on June 29, 2006.  These factors are updated from time to time through the filing of reports and registration statements with the Securities and Exchange Commission.  Nova Measuring Instruments Ltd. does not assume any obligation to update the forward-looking information contained in this press release.